THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT
INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR
DISSEMINATION IN THE UNITED STATES.

First Phosphate Announces Filing of Final Short Form Base Shelf Prospectus

Saguenay, Québec - Jun 11, 2024 - First Phosphate Corp. ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to announce that it has filed and received a receipt for its final short form base shelf prospectus (the "Shelf Prospectus").  The Shelf Prospectus has been filed, in both official languages (English and French), under legislation in each of the provinces and territories of Canada.

The Company is well capitalized at the moment for at least the next 12 months and beyond and has no immediate plans to raise funds. The Company recently completed a 25,929 drill program at its Bégin-Lamarche property in Saguenay-Lac-St-Jean in Quebec, Canada.  The Company is in the process of completing a 43-101 mineral resource estimate followed immediately by a PEA on this property.  After evaluating the results of these studies, the company will decide which of its properties to move forward immediately and decisively into a full-scale feasibility study.  The Shelf Prospectus is intended to be used at that time to finance the feasibility study for its eventual integrated production from mine to lithium iron phosphate (“LFP”) cathode active material if equity market conditions exists without excessive dilution to existing shareholders.  If not, non-dilutive forms of financing will be pursued instead.

The filing of the Shelf Prospectus is intended to provide the Company with financing flexibility. Under the Shelf Prospectus, the Company may issue and sell up to, in the aggregate, C$20,000,000.00 of common shares, warrants, subscription receipts, units, debt securities, or any combination thereof, from time to time over a 25-month period that the Shelf Prospectus remains effective. The specific terms of any future offering of securities (if any) will be set forth in a prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities in connection with any such offering.

Any prospectus supplement filed will contain specific information concerning, among other matters, the securities to be issued and the use of proceeds from any such issuance. There is no certainty that any securities will be offered or sold under the Shelf Prospectus. A copy of the Shelf Prospectus and copies of any prospectus supplements that may be filed in the future, can be found under the Company's SEDAR+ profile at www.sedarplus.ca.

The securities being referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the U.S. or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the lithium iron phosphate ("LFP") battery industry. First Phosphate is committed to producing at high purity level, in responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO & CAO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward-looking statements, including, among other things, the Company's planned exploration and production activities, the properties and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains and prospective future financings under the Shelf Prospectus.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian securities authorities, including without limitation the "Risk Factors" section of the Company's Annual Information Form dated November 29, 2023 which is available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.